July 11, 2011

VIA EDGAR AND FACSIMILE

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Attunity Ltd
Registration Statement on Form F-3
Filed March 31, 2011
File No. 333-173505

Dear Mr. Shuman:

This letter responds to the letter dated June 14, 2011 (the “Comment Letter”) containing a comment from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Registration Statement on Form F-3 of Attunity Ltd (the “Company” or “we”) filed with the Commission on March 31, 2011 (the “Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The changes in Amendment No. 1 reflect the Company’s response to the Staff’s comment in the Comment Letter, as well as update other information due to the passage of time.

Our response is set forth below following the text of the comment in the Comment Letter.

General

1.           We are unable to concur with your conclusion that the registration of resales of shares underlying not-yet-issued warrants is appropriate at this time. In this respect, we note that you would seek to rely on Section 4(2) in connection with the exercise of those warrants. However, the public solicitation of investors in the shares of common stock underlying the warrants does not appear consistent with the requirement that the offer and sale of the shares underlying the warrants not involve a “public offering.” It appears that because the sale of the warrants was not complete prior to the time of the filing of the registration statement, Rule 152 may not be relied upon to separate the issuance of the warrants (and underlying shares) to the holders of the Rights from the resales of the underlying shares to public investors. Please remove the 349,521 shares underlying the warrants that were not outstanding when you filed the registration statement from the filing. It would appear more appropriate to register the resale of those underlying shares once the warrants are issued.

Response:

As reflected in Amendment No. 1, the Company has revised the Registration Statement to remove the 349,521 shares underlying warrants that were not outstanding at the time of the filing of the Registration Statement.

Company Statement

The Company further acknowledges the following:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

We appreciate your comment and welcome the opportunity to discuss with you our response provided above. Please call me at (972) (9) 899-3010 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Shy S. Baranov, Esq. at (617) 338-2932, if you have any questions or require additional information.

Respectfully,

ATTUNITY LTD

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer

cc:           Howard E. Berkenblit, Esq.
Shy S. Baranov, Esq.
Ido Zemach, Adv.

Attunity Ltd	אטיוניטי בע"מ
Kfar Netter Industrial Park	פארק תעשיות כפר נטר
POB 3787	ת.ד. 3787
Kfar Netter 40593	כפר נטר 40593
Tel: 09-8993000	טל' 8993000 – 09
Fax: 09-8993001	פקס: 8993001 - 09
www.attunity.com

As filed with the Securities and Exchange Commission on July 11, 2011

Registration No. 333-173205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1 to
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ATTUNITY LTD
(Exact name of Registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Attunity Ltd
Kfar Netter Industrial Park, Kfar Netter 40593, Israel
Tel. (972) (9) 899-3000
(Address and telephone number of Registrant’s principal executive offices)
_________________________
Attunity Inc.
Attn.: Dror Harel-Elkayam, Chief Financial Officer and Secretary
70 Blanchard Road
Burlington, Massachusetts  01803
Tel. (781) 213-5200
(Name, address and telephone number of agent for service)
_________________________

Copies to:

Ido Zemach, Adv. Goldfarb Seligman & Co. Electra Tower 98 Yigal Alon Street Tel-Aviv 67891, Israel Tel: 972-3-608-9853 Fax: 972-3-608-9810	Howard E. Berkenblit, Esq. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP One Post Office Square Boston, MA 02109 Tel: 617-338-2979 Fax: 617-338-2880

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

_____________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
_____________________

ii

The information in this prospectus is not complete and may be changed. No Selling Shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 11, 2011

PROSPECTUS

RESALE OF 5,850,081 ORDINARY SHARES

This prospectus relates to up to 5,850,081 of our ordinary shares that the selling shareholders named in this prospectus or their transferees may offer and sell from time to time.  Of the ordinary shares offered hereby:

•	3,276,396 ordinary shares were issued to certain of the selling shareholders pursuant to a certain Loan Agreement, dated November 25, 2008, as amended, or the Loan Agreement;

•	1,638,197 ordinary shares are issuable upon exercise of warrants, or the Loan Warrants, issued to certain of the selling shareholders pursuant to the Loan Agreement;

•
699,046 ordinary shares are issuable upon exercise of rights, or the Note Rights, issued to certain of the selling shareholders pursuant to the terms of the convertible promissory notes, or the Convertible Notes, issued pursuant to a certain Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, or the Note Agreement; and

•
236,442 ordinary shares were issued to one of the selling shareholders upon such selling shareholder’s exercise of Note Rights and exercise of certain warrants issued to such selling shareholder prior to the initial filing of the Registration Statement of which this prospectus forms a part.

We are registering the ordinary shares for disposition by the selling shareholders pursuant to commitments to the selling shareholders.  The registration of the ordinary shares does not necessarily mean that the selling shareholders or their transferees will offer or sell their shares.

We will not receive any additional proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus, and will bear all expenses in connection with the preparation of this prospectus. However, we may receive up to $83,885 upon the exercise of the Note Rights in full at their current exercise prices, and, in addition, we may receive up to $196,583 upon the exercise of the Loan Warrants in full at their current exercise price.

Our ordinary shares are traded on the Over-The-Counter Bulletin Board, or the OTCBB, under the symbol “ATTUF.”  On July 8, 2011, the last reported closing price of an ordinary share on the OTCBB was $0.58.

Our business and an investment in our securities involve significant risk. You should carefully consider the “Risk Factors” beginning on page 7 of this prospectus, in any applicable prospectus supplement and the documents incorporated or deemed incorporated by reference in this prospectus or the applicable prospectus supplement before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

Prospectus dated        , 2011

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the shares the selling shareholders identified in this prospectus may offer. You should read both this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement thereto. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, and you should not assume that the information in this prospectus is accurate as of any other date. Our business, financial condition, results of operations and prospects may have changed since that date.

The rules of the Securities and Exchange Commission, or the SEC, allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should read this prospectus, any prospectus supplement and the information that is incorporated or deemed incorporated by reference in this prospectus. See “Where You Can Find More Information.” The registration statement of which this prospectus forms a part, including the exhibits and the documents incorporated or deemed incorporated in this prospectus, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.” Unless indicated otherwise by the context, all references in this prospectus to:

•	“we”, “us”, “our”, “Attunity”, or our “company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels; and

•	the “Companies Law” is to the Israeli Companies Law, 5759-1999, as amended.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties.  We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements.  Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial and business matters.  You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These statements reflect our views, current as of the time expressed, with respect to future events and are based on assumptions and are subject to risks and uncertainties.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based. To the extent forward-looking statements that we incorporate by reference express views as to particular events, conditions or circumstances that may conflict or be inconsistent with each other, the most recent such statement supersedes earlier views.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain.  Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference into this prospectus, and other publicly available sources.  Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading “Risk Factors,” contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference into this prospectus.

About Attunity

We were incorporated under the laws of the State of Israel in 1988 as I.S.G. Software Industries Ltd. and our legal form is a company limited by shares.  We changed our name to ISG International Software Group Ltd. in 1992 and we changed our name to Attunity Ltd in October 2000.

We are a leading provider of real-time data integration and event capture software, helping organizations optimize the availability, performance, use and lifetime of their information assets.

We have been delivering software solutions to organizations around the world for nearly twenty years and we are now a leading provider of software for real-time data integration and event capture, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence, application synchronization, legacy migration and event processing.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture.

Corporate Information

Our executive headquarters are located at Kfar Netter Industrial Park, POB 3787, Kfar Netter 40593, Israel, telephone number (972) 9-899-3000. Our United States-based subsidiary, Attunity Inc., maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 213-5200.  Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this prospectus.

The Offering

Ordinary shares offered	5,850,081 shares (including 699,046 shares issuable upon exercise of Note Rights and 1,638,197 shares issuable upon exercise of Loan Warrants).

OTCBB symbol	“ATTUF”

Use of proceeds
We will not receive any proceeds from the sale of the ordinary shares offered hereby.  We will, however, receive the proceeds from the exercise of the Note Rights and Loan Warrants if and when they are exercised, which we will use for working capital and general corporate purposes.

Ordinary shares issued and outstanding	33,240,197 shares1.

Risk Factors	Prospective investors should carefully consider the “Risk Factors” beginning on page 7 before buying the ordinary shares offered hereby.

1 As of July 1, 2011. This figure excludes (i) 1,638,197 ordinary shares issuable upon exercise of the Loan Warrants; (ii) 699,046 ordinary shares issuable upon exercise of the Note Rights; (iii) 349,521 ordinary shares issuable upon exercise of warrants issuable upon exercise of the Note Rights, which warrants are not currently outstanding; (iv) 5,249,500 ordinary shares issuable upon exercise of outstanding stock options; (v) 1,354,668 ordinary shares issuable upon exercise of the Convertible Notes; and (vi) 489,600 ordinary shares issuable upon exercise of warrants issued in September 2006.

RISK FACTORS

The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information.  Before you decide to buy, hold, or sell our ordinary shares, you should carefully consider the risks described below, in addition to the other information contained elsewhere in this prospectus. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operation could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occurs. In that event, the price for our ordinary shares could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

We have a history of operating losses and may not achieve or sustain profitability in the future.

We incurred an operating loss in each of last five fiscal years, and incurred a $43,000 loss in the fiscal year ended December 31, 2010. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2010, were approximately $102 million.

We depend on strategic relationships with our distributors, OEM and VAR partners and our revenues may be reduced if such relationships are not successful or terminated. In particular, a loss of one of our OEM partners may have a material adverse effect on our business, operating results and financial condition.

Our products and services are sold through both direct and indirect channels, including distributors, value-added resellers, or VAR, and original equipment manufacturers, or OEM, partners. Specifically, we rely on strategic relationships with OEM partners and resellers to sell our products and services and these relationships are likely to account for a larger portion of our revenues in the future. Typically, where our fees depend on orders of products (and not fixed license fees), these parties are not obligated to sell any of our products. Any failure of these relationships to market our products effectively or generate significant revenues for us, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could harm our operations and profitability.

In particular, we rely on our strategic relationship with Microsoft Corporation, or Microsoft. As we recently announced, we entered into two five–year OEM agreements with Microsoft for an aggregate consideration of nearly $9 million, of which payments of approximately $3.8 million are expected during 2011. These agreements are expected to be recognized to our revenues ratably during the five year term of these agreements starting 2011. Aside from the strategic importance of these agreements to us, Microsoft is expected to account for a material portion of our revenues in the coming years. While our OEM agreements with Microsoft provide for fixed fees which are not dependent on orders of the products, the payments under these agreements are dependent on our ability to timely deliver the products to, and adhere to the specifications of, Microsoft. In addition, we view our relationship with Microsoft as strategic to our business and future growth. As such, if we are not able to timely deliver the products to, or adhere to the specifications of, Microsoft, or our relationship with Microsoft is otherwise not successful or strained, it may have a material adverse effect on our business, operating results and financial condition.

Severe global economic conditions may materially adversely affect our business.

Our business and financial condition is substantially affected by global economic conditions. Starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. Although the global economy showed signs of recovery throughout 2010 and the economic outlook for 2011 has improved, should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facilities.

We are a party to a certain loan agreement with Plenus Technologies Ltd., or Plenus, as amended, or the Plenus Loan.  We are also a party to the Note Agreement, pursuant to which we issued the Convertible Notes.  The Plenus Loan and the Convertible Notes contain a number of restrictive covenants that limit our operating flexibility. These covenants include, among other things, limitations on liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on acquisitions, dispositions of assets, changes in the general nature of our business and distribution of dividends. Such obligations may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

Declines in our share price or operating performance could result in a future impairment of our goodwill or long-lived assets.

In accordance with applicable accounting principles and relevant guidance published from time to time, we assess potential impairments to goodwill annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. We also assess potential impairments to our long-lived assets, including property and equipment and capitalized software, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of our market capitalization falls below the value of our shareholders' equity, or actual results of operation materially differ from our expectations, it might require us to recognize an impairment loss of goodwill or long lived assets. Consequently, our future results could be adversely affected by changes in events and circumstances that would result in the event of such impairments.

Fluctuations in our share price may lead to recognition of financial expenses or income, which could have a material impact on our results of operations.

Effective January 2009, we adopted the amendment to ASC 815-40, "Contracts in Entity's Own Equity". In general, the adoption of ASC 815-40 affected our accounting for certain outstanding warrants and the conversion feature of our Convertible Notes, all of which contained antidilution and/or price protection provisions, in that we had to reclassify these securities from shareholders' equity to liabilities and mark to market at each reporting date. Specifically, in 2010, of a total of $1.4 million of net financial expenses, approximately $1.0 million are attributed to the increase in the valuation of warrants and conversion features of the Convertible Notes compared to approximately $0.25 million in 2009. The valuation was increased as a result of the appreciation of our share price as of December 31, 2010 compared to December 31, 2009 as well as a modification to the terms of the Convertible Notes. In general, for as long as such antidilution and price protection features exist in the warrants and Convertible Notes, any future change in our share price will lead to recognition of financial income (in the event of decrease of our share price) or financial expense (in the event of increase of our share price) in accordance with ASC 815-40, which could have a material impact on our results of operations. To date, we were able to secure waivers from the price protection provisions from the holders of most of these warrants, which waivers are expected to partially mitigate the aforesaid impact of fluctuations in our share price over our financial income or expense.

We may need to raise additional capital in the future, which may not be available to us.

We had cash and cash equivalents of approximately $2.4 million as of March 31, 2011 and current maturities of long term loans of approximately $1.1 million. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least July 2012, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all.

If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

•           develop new products;

•           enhance our existing products;

•           remain current with evolving industry standards;

•           expand our sales and marketing programs;

•           take advantage of future opportunities; or

•           respond to competitive pressures or unanticipated requirements.

If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

Our operating results fluctuate significantly and are affected by seasonality.

Our quarterly results have fluctuated significantly in the past and may fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their timely fulfillment, including with respect to the OEM agreements with Microsoft;

•	demand for our products;

•	seasonal trends and general domestic and international economic and political conditions, among others;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality problems;

•	personnel changes;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be affected by these or other factors.

Revenues are also difficult to forecast because our sales cycle, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer.  In light of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy and period-to-period comparisons of our operating results may not necessarily be meaningful.

We have often recognized a substantial portion of our revenues in the first quarter and in the last quarter of the year and in the last month, or even weeks or days, of a quarter.  Our expense levels are relatively fixed in the short term.  If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future, primarily in the third quarter ending September 30, when we expect to continue to experience relatively lower sales mainly as a result of reduced sales activity during the summer months. Due to the foregoing factors, in some future quarter our operating results may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

We are subject to risks associated with international operations.

We are based in Israel and generate a large portion of our sales outside the United States.  Our sales outside of the United States accounted for 39.9%, 37.9% and 38.2% of our total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•	the impact of the recessionary environments in multiple foreign markets;

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potential tax consequences; and

•	political and economic instability.

We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We are subject to risks relating to proprietary rights and risks of infringement.

We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.  Except for our federal trademark registrations, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

We are not aware that we have infringed any proprietary rights of third parties.  It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights.  We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.  It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

•	result in costly litigation;

•	divert management’s attention and resources;

•	cause product shipment delays; and

•	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

A material portion of our revenues is dependent on maintenance payments from customers using our legacy products.

Approximately 9.7%, 10.0% and 11.4% of our total revenues in the years ended December 31, 2010, 2009 and 2008, respectively, were derived from annual maintenance fees made by customers who use our legacy software products.  In 2010, 2009 and 2008, these revenues on a consolidated basis totaled approximately $1.0, $0.9 million and $1.3 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results.

We must develop new products as well as enhancements and new features to existing products to remain competitive and our future growth will depend upon market acceptance of our products.

We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements.  The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services.  Any future success and our future growth will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

•	supporting existing and emerging hardware, software, databases and networking platforms;

•	developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements; and

•	gaining and consecutively increasing market acceptance of our products.

We are currently developing new products as well as enhancements and new features to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements or new features.  If we fail to develop and deploy new products and product enhancements or features on a timely basis or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, in late 2005, we launched Attunity InFocus, and, following significant investments in developing and marketing of this product which have not resulted in generating strong demand for this product, we determined to end the sales of this product in the end of 2008.  We now focus our efforts on the sale and marketing of our other products, including the new Attunity Data Replication, our Operational Data Replication solution, and believe that successful positioning of our products is a critical factor in our ability to achieve growth.

If our products are unable to interoperate with hardware and software technologies developed and maintained by third parties that are not within our control, our ability to develop and sell our products to our customers could be adversely affected, which would result in harm to our business and operating results.

Our products are designed to interoperate with and provide access to a wide range of third-party developed and maintained hardware and software technologies, which are used by our customers. The future design and development plans of the third parties that maintain these technologies are not within our control and may not be in line with our future product development plans. We may also rely on such third parties, particularly certain third-party developers of database and application software products, to provide us with access to these technologies so that we can properly test and develop our products to interoperate with the third-party technologies. These third parties may in the future refuse or otherwise be unable to provide us with the necessary access to their technologies. In addition, these third parties may decide to design or develop their technologies in a manner that would not be interoperable with our own. If any of the situations described above were to occur, we would not be able to continue to market our products as interoperable with such third-party hardware and software, which could adversely affect our ability to successfully sell our products to our customers.

Our products have a lengthy sales cycle.

Our customers typically use our products to deploy applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers.  Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us.  Our sales cycle can be further extended for sales made through third party distributors.  We cannot control such delays and cannot control the timing of sales cycles or our sales revenue, especially in light of the current global economic recession. Delay in the sales cycle of our products could result in significant fluctuations in our quarterly operating results.

Our products may contain defects that may be costly to correct, delay market acceptance of our products, harm our reputation and expose us to litigation.

Despite testing by us, errors may be found in our software products.  If defects are discovered, we may not be able to successfully correct them in a timely manner, or at all.  Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation.  Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

The loss of the services of our key personnel would negatively affect our business.

Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Mr. Alon, the Chairman of our board of directors and our Chief Executive Officer.  Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Alon, would adversely affect our business.

Our business and operating results may be adversely affected by competition, including as a result of consolidation of our competitors.

The markets for our software products are fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market. In the past few years, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration and event capture market in particular.  For example, in July 2009, Oracle acquired Golden Gate Software.  Consolidation and mergers in our market may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as IBM, Informatica Corporation, iWay software and Oracle (following the acquisition of Golden Gate) who compete with our connectivity and our change data capture, or CDC, product offerings, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us.  Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Although our internal control over financial reporting was considered effective as of December 31, 2010, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a) have resulted in a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not and is not required to be audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

Risk Factors Relating to Our Ordinary Shares

The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

In February 2008, our ordinary shares were delisted from the NASDAQ Capital Market and, since February 26, 2008, they have been quoted on the OTCBB, an electronic quotation medium regulated by the Financial Industry Regulatory Authority.  Securities traded on the OTCBB typically have low trading volumes. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike the NASDAQ Stock Market and the various international stock exchanges, there are no corporate governance requirements imposed on OTCBB-traded companies.

Our ordinary shares may become subject to the “penny stock” rules of the SEC which will make transactions in our ordinary shares cumbersome and may reduce the value of our shares.

The SEC has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 generally requires:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

Disclosure also has to be made by the broker or dealer about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in our market value if we were to become subject to the said "penny stock" rules.

Our share price has been volatile in the past and may decline in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel; and

•	future sales of our ordinary shares.

Domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could also adversely affect the price of our ordinary shares.

Provisions of our OEM agreements with Microsoft may make an acquisition of us more difficult, which could depress the price of our shares.

Pursuant to the OEM agreements we recently entered with Microsoft with respect to our CDC and open database connectivity, or ODBC, technologies, Microsoft is entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell our company or sell or grant an exclusive license of the technology underlying the CDC or ODBC products, as the case may be, and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM agreements under certain circumstances, including upon a change of control of our company. These provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Provisions of the Plenus Loan may make an acquisition of us more costly or difficult, which could depress the price of our shares.

The Plenus Loan requires us to prepay the full outstanding loan amount (currently, $1.0 million) in the event we undergo a change of control, including equity financings in which we raise $15 million or more. In addition, if on or before March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, we will be required to pay an additional amount to Plenus equal to, in general, the higher of (1) 15% of the outstanding loan amount, and (2) 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. Alternatively, if our consolidated revenues for 2012 are equal to, or exceed, $18 million, Plenus will be entitled, in lieu of the payment upon a Fundamental Transaction described above, to receive an amount equal to the higher of (1) 15% of such revenues and (2) $1.5 million. As a result, an acquisition of our company that triggers the said payments will be more costly to a potential acquirer and these provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

Our directors and executive officers own a substantial percentage of our ordinary shares.

As of July 1, 2011, our directors and executive officers beneficially own approximately 26.4% of our outstanding ordinary shares. As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and Convertible Notes and/or substantial future sales of our ordinary shares may depress our share price.

As of July 1, 2011, we had approximately 33.2 million ordinary shares issued and outstanding and approximately 12.4 million of additional ordinary shares which are issuable upon exercise of outstanding employee options, warrants, rights to subscribe for shares and upon the conversion of our Convertible Notes. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, rights to subscribe for shares, Convertible Notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, we cannot foresee the impact of any potential sales on the market price of these additional ordinary shares, but it is possible that the market price of our ordinary shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.  Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business.  We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future.

Risk Factors Relating to Our Operations in Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  In early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Our financial results may be adversely affected by currency fluctuations and inflation.

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the NIS, the British Pound Sterling and the Hong-Kong Dollar. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected.  Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

Our operations could also be adversely affected if we are unable to guard against currency fluctuations in the future.  We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

We cannot guarantee continuation of government programs and tax benefits.

We are eligible to receive, and may in the future utilize, certain tax benefits under Israeli governmental programs.  To remain eligible for these tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits we could receive may be canceled.  We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all.  If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. Since December 31, 2006, we have no further obligation to pay royalties to the Chief Scientist in respect of sales of our products. However, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel, regardless of whether the royalties were fully paid. In addition, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, serves as a director of our company or as our chief executive officer, is generally required to notify the same to the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

It may be difficult to enforce a U.S. judgment against our officers, our directors and us or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

We have been advised by our legal counsel in Israel that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

Provisions of our articles of association and of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

The provisions in our articles of association relating to the submission of shareholder proposals for shareholders meetings, and requiring a special majority voting in order to amend certain provisions of our articles of association relating to such proposals as well as to election and removal of directors, may have the effect of delaying or making an acquisition of our company more difficult. In addition, provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Free trade agreements between Israel and the United States and the European Union may be terminated or changed.

Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced by us in Israel.  In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products.  There can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli operations, and accordingly, materially harm our businesses.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth the consolidated debt and capitalization, determined in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, as of March 31, 2011. The information in this table should be read in conjunction with our audited U.S. GAAP financial statements as of and for the year ended December 31, 2010 and the notes thereto, included in our annual report on Form 20-F for the year ended December 31, 2010, and our unaudited financial statements for the quarter ended March 31, 2011, included in our Report on Form 6-K furnished on May 4, 2011 which have been incorporated by reference into this prospectus.

March 31, 2011
(in thousands)
Short-term debt	$1,120
Long-term debt	$1,531
Total shareholders’ equity	$2,023
Total Capitalization	$4,674

USE OF PROCEEDS

This prospectus relates to the disposition by the selling shareholders of up to 5,850,081 of our ordinary shares, of which 699,046 ordinary shares are issuable upon the exercise of the Note Rights, and 1,638,197 ordinary shares are issuable upon the exercise of the Loan Warrants.  We will not receive any additional proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus, and will bear all expenses in connection with the preparation of this prospectus. However, we may receive up to $83,885 upon the exercise of the Note Rights in full at their current exercise prices, and, in addition, we may receive up to $196,583 upon the exercise of the Loan Warrants in full at their current exercise price.  If received, we expect to use any such proceeds for working capital and general corporate purposes.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 15, 2007 to February 22, 2008.  Since February 26, 2008, our ordinary shares have been quoted on the OTCBB under the symbol ATTUF.

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007), on the NASDAQ Capital Market (from  August 16, 2007 through February 22, 2008), and, starting February 26, 2008, on the OTCBB:

Year	High	Low

2006	$2.52	$1.09
2007	$1.52	$0.36
2008	$0.60	$0.08
2009	$0.35	$0.09
2010	$0.73	$0.26

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the OTCBB:

	High	Low
2009
First Quarter	$0.15	$0.09
Second Quarter	$0.14	$0.09
Third Quarter	$0.34	$0.09
Fourth Quarter	$0.35	$0.24

2010
First Quarter	$0.50	$0.26
Second Quarter	$0.55	$0.36
Third Quarter	$0.39	$0.29
Fourth Quarter	$0.73	$0.32

2011
First Quarter	$0.89	$0.56
Second Quarter	$0.70	$0.44

Monthly Stock Information

The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the OTCBB:

Month	High	Low
January 2011	$0.89	$0.70
February 2011	$0.81	$0.68
March 2011	$0.72	$0.56
April 2011	$0.70	$0.55
May 2011	$0.69	$0.48
June 2011	$0.60	$0.44
July 2011 (through July 8, 2011)	$0.58	$0.51

On July 8, 2011, the last reported sale price of our ordinary shares on the OTCBB was $0.58 per share.

SELLING SHAREHOLDERS

The registration statement of which this prospectus forms a part covers up to 5,850,081 ordinary shares. We understand that the selling shareholders named below may sell some or all of the ordinary shares listed below. The shares were issued or are issuable to the respective selling shareholders as follows:

(1)           On May 12, 2009, we completed a rights offering.  As a result of such offering, the holders of our convertible promissory notes, or the Convertible Notes, issued pursuant to a certain Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, or the Note Agreement, were entitled to an adjustment in accordance with the terms of the Convertible Notes. As such, they received rights to purchase, exercisable until the maturity date of the Convertible Notes, up to an aggregate of 856,672 ordinary shares at a purchase price of $0.12 per share, or the Note Rights and, for each two ordinary shares purchased upon exercise of a Note Right, the purchaser is entitled to receive a three-year warrant to purchase one ordinary share at an exercise price of $0.12 per share, or up to an aggregate of 428,335 ordinary shares, or the Note Warrants. As of the date of this prospectus, 157,628 ordinary shares have been issued upon exercise of the Note Rights and 78,814 ordinary shares have been issued upon exercise of the Note Warrants.  The shares underlying the remaining 349,521 Note Warrants are not being registered under the Registration Statement this prospectus forms a part.  The Notes were issued to certain of the selling shareholders in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act, including the provisions of Regulation D promulgated thereunder. We undertook to file a registration statement with the SEC to register the resale of the ordinary shares issuable to those selling shareholders upon exercise of the Note Rights and Note Warrants issued or issuable to them and to maintain a registration statement in effect in order to allow them to freely sell these shares; and

(2)           On November 25, 2008, we entered into a Loan Agreement, as amended, or the Loan Agreement, with Shimon Alon, Aki Ratner and Bonale Foundation, or the Lenders, whereby the Lenders extended a convertible bridge loan to us for an aggregate principal amount of approximately $393,000.  On May 12, 2009, as a result of the aforementioned rights offering, the outstanding principal amount of the Loan Agreement was automatically converted into an aggregate of 3,276,396 ordinary shares and warrants to purchase an aggregate of up to 1,638,197 ordinary shares, or the Loan Warrants. The Loan Warrants have an exercise price of $0.12 per share, subject to certain adjustments, and are exercisable until the later of (i) December 31, 2013 and (ii) the date on which the principal amount under the Convertible Notes issued to the holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the holder. The ordinary shares and Loan Warrants were issued to those selling shareholders in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act, including the provisions of Regulation D promulgated thereunder.  We undertook to file a registration statement with the SEC to register the resale of the ordinary shares issued to those selling shareholders and the ordinary shares issuable to them upon exercise of the warrants and to maintain a registration statement in effect in order to allow them to freely sell these shares.

We are registering the ordinary shares in order to permit the selling shareholders to dispose of the shares from time to time. Except as indicated below, to our knowledge, none of the selling shareholders is a director, officer or consultant of ours or holder of 10% or more of our shares, or a broker-dealer or an affiliate of a broker-dealer. The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder. Because the selling shareholders may sell all, some or no portion of the ordinary shares beneficially owned by them, we cannot estimate either the number or percentage of ordinary shares that will be beneficially owned by the selling shareholders following this prospectus. We believe that the selling shareholders have sole voting and investment powers over their ordinary shares, except as indicated below.

The following table lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares by each of the selling shareholders as of July 1, 2011. The first column of the table lists the selling shareholders. The second and third columns list the number and percentage of ordinary shares beneficially owned by each selling shareholder, including any shares issuable to such selling shareholder upon exercise of any rights, warrants, stock options and/or other rights exercisable or convertible into our ordinary shares within 60 days following July 1, 2011. The fourth column lists the number of ordinary shares being offered by this prospectus by each of the selling shareholders. The fifth and sixth columns of the following table assume the sale of all of the ordinary shares offered by the selling shareholders pursuant to this prospectus.

The selling shareholders may sell all, some or none of their ordinary shares in this offering.

The information in the following table is based upon our records and information furnished to us by the selling shareholders. To our knowledge, the persons named in the table have sole voting power, sole investment control, and the sole right to receive the economic benefit with respect to all shares listed, except as set forth in the table below.

Name of Selling Shareholder*	Number of Ordinary Shares Beneficially Owned Prior to Offering(1)		Percentage of Ordinary Shares Beneficially Owned Prior to Offering(2)	Maximum Number of Ordinary Shares Offered Pursuant to this Prospectus	Number of Ordinary Shares Beneficially Owned After Offering (1)	Percentage of Ordinary Shares Beneficially Owned After Offering(2)
Shimon Alon	5,551,055	(3)	15.42%	2,657,627	2,893,428	8.0%

Ron Zuckerman	2,751,980	(4)	8.04%	157,628	2,594,352	7.5%

Bonale Foundation	1,682,899	(5)	5.00%	1,682,899	0	**

Aki Ratner	1,399,901	(6)	4.16%	800,230	583,721	1.7%

Genia Kotlicki	343,228	(7)	1.03%	39,407	303,821	**

Avishai Kotlicki	343,228	(8)	1.03%	39,407	303,821	**

Sharon Kotlicki-Pery	686,457	(9)	2.06%	78,814	607,643	1.8%

GF Capital Management & Advisors, LLC	703,547	(10)	2.10%	94,576	608,971	1.8%

Peter Luggen	549,165	(11)	1.65%	63,051	486,114	1.5%

Barossa Finance Ltd.	580,642	(12)	1.74%	236,442	344,201	1.0%

____________
* Unless otherwise stated below, the address of each selling shareholder is c/o Attunity Ltd., Kfar Netter Industrial Park, POB 3787, Kfar Netter 40593, Israel.

** Less than 1%.

(1)           Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The number of shares owned by any shareholder or group named above includes the shares underlying options and other rights to acquire ordinary shares held by such person(s) that are exercisable within 60 days of July 1, 2011, but such underlying shares are not deemed outstanding for computing the percentage of any other person.

(2)           The percentages shown are based on 33,240,197 ordinary shares issued and outstanding as of July 1, 2011.

(3)           Mr. Alon is the Chairman of our board of directors and our Chief Executive Officer. The maximum number of ordinary shares offered by Mr. Alon pursuant to this prospectus includes: (i) 833,333 ordinary shares issuable upon exercise of Loan Warrants; (ii) 157,628 ordinary shares issuable upon exercise of Note Rights; (and (iii) 1,666,666 ordinary shares.  In addition, Mr. Alon beneficially owns: (i) 1,116,955 ordinary shares; (ii) Convertible Notes to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; (iii) 110,400 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iv) 167,858 ordinary shares issuable upon exercise of warrants issued in May 2009 as part of the rights offering, exercisable at an exercise price of $0.12 per ordinary share; (v) 78,814 ordinary shares issuable upon exercise of Note Warrants; and (vi) 1,125,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.30 to $2.42 per ordinary share.

(4)           Mr. Zuckerman is a member of our board of directors. The maximum number of ordinary shares offered by Mr. Zuckerman pursuant to this prospectus is 157,628 ordinary shares issuable upon exercise of Note Rights.  .  In addition, Mr. Zuckerman beneficially owns: (i) 1,614,072 ordinary shares; (ii) Convertible Notes to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; (iii) 110,400 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; (iv) 416,666 ordinary shares issuable exercise of warrants issued in May 2009 as part of the rights offering, exercisable at an exercise price of $0.12 per ordinary share; (v) 78,814 ordinary shares issuable upon exercise of Note Warrants; and (vi) 80,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share. See footnote 5 below.

(5)           Bonale Foundation, or Bonale, is a trust for the benefit of persons related to Mr. Zuckerman.  The maximum number of ordinary shares offered by Bonale pursuant to this prospectus includes: (i) 560,966 ordinary shares issuable upon exercise of Loan Warrants; and (ii) 1,121,933 ordinary shares (together, the "Bonale Shares").  Mr. Zuckerman does not direct the management of Bonale, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares. Bonale's address is Landstr 97 PO Box 17 FL-9494 Schaan Vaduz Liechtenstein.

(6)           Mr. Ratner is our former Chief Executive Officer and, until December 30, 2010, a member of our board of directors. The maximum number of ordinary shares offered by Mr. Ratner pursuant to this prospectus includes: (i) 243,898 ordinary shares issuable upon exercise of Loan Warrants; (ii) 68,535 ordinary shares issuable upon exercise of Note Rights;; and (iii) 487,797 ordinary shares.  In addition, Mr. Ratner beneficially owns: (i) 373,452 ordinary shares; (ii) Convertible Notes to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; (iii) 48,000 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and (iv) 34,267 ordinary shares issuable upon exercise of Note Warrants. Mr. Ratner's address is 17 Daniel Street, Ramat Gan, Israel 52233.

(7)           The maximum number of ordinary shares offered by Ms. Genia Kotlicki pursuant to this prospectus is 39,407 ordinary shares, which are issuable upon exercise of Note Rights. In addition, Ms. Genia Kotlicki beneficially owns: (i) 195,185 ordinary shares; (ii) Convertible Notes to purchase 61,333 ordinary shares at a conversion price of $1.25 per share; (iii) 27,600 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and (iv) 19,703 ordinary shares issuable upon exercise of Note Warrants. Ms. Genia Kotlicki's address is 1 Oppenheimer Tel Aviv 69395, Israel.

(8)           The maximum number of ordinary shares offered by Mr. Avishai Kotlicki pursuant to this prospectus is 39,407 ordinary shares, which are issuable upon exercise of Note Rights.  In addition, Mr. Avishai Kotlicki beneficially owns: (i) 195,185 ordinary shares; (ii) Convertible Notes to purchase 61,333 ordinary shares at a conversion price of $1.25 per share; (iii) 27,600 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and (iv) 19,703 ordinary shares issuable upon exercise of Note Warrants.  Mr. Avishai Kotlicki's address is 1 Bat-Yftah Tel-Aviv 69932, Israel.

(9)           The maximum number of ordinary shares offered by Ms. Sharon Kotlicki-Pery pursuant to this prospectus is 78,814 ordinary shares, which are  issuable upon exercise of Note Rights.  In addition, Ms. Sharon Kotlicki-Pery beneficially owns: (i) 390,369 ordinary shares; (ii) Convertible Notes to purchase 122,667 ordinary shares at a conversion price of $1.25 per share; (iii) 55,200 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and (iv) 39,407 ordinary shares issuable upon exercise of Note Warrants. Ms. Sharon Kotlicki-Pery’s address is 34 Hazorea Kfar Shmaryahu 46910, Israel.

(10)         The maximum number of ordinary shares offered by GF Capital Management & Advisors, LLC, or GF Capital, pursuant to this prospectus is 94,576 ordinary shares, which are issuable upon exercise of Note Rights.  In addition, GF Capital beneficially owns: (i) 348,243 ordinary shares; (ii) Convertible Notes to purchase 147,200 ordinary shares at a conversion price of $1.25 per share; and (iii) 66,240 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and (iv) 47,288 ordinary shares issuable upon exercise of Note Warrants. GF Capital's address is 767 Fifth Avenue, New York, NY 10153, USA.

(11)         The maximum number of ordinary shares offered by Mr. Luggen pursuant to this prospectus includes: (i) 63,051 ordinary shares issuable upon exercise of Note Rights.  In addition, Mr. Luggen beneficially owns: (i) 312,296 ordinary shares; (ii) Convertible Notes to purchase 98,133 ordinary shares at a conversion price of $1.25 per share; (iii) 44,160 ordinary shares issuable upon exercise of warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and (iv) 31,525 ordinary shares issuable upon exercise of Note Warrants. Mr. Luggen's address is Industriestr 16, 6300 Zug, Switzerland.

(12)         The maximum number of ordinary shares offered by Barossa Finance Ltd., or Barossa, pursuant to this prospectus includes 236,442 ordinary shares which were issued pursuant to exercise of the Note Rights and the Note Warrants.  In addition, Barossa beneficially owns: (i) 197,000 ordinary shares; and (ii) Convertible Notes to purchase 147,200 ordinary shares at a conversion price of $1.25 per share. Barossa's address is Trust House 112 Bonadie Street Kingstown, Saint Vincent.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, transferees or other successors-in-interest may, from time to time, sell any or all of their ordinary shares being offered under this prospectus, on the OTCBB or any other stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.  The selling shareholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our ordinary shares or interests therein, the selling shareholders may loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to sales of ordinary shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act.

The selling shareholders and any broker-dealers or agents that are involved in selling the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares.

EXPERTS

The consolidated financial statements of Attunity Ltd appearing in Attunity Ltd’s Annual Report on Form 20-F as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report included therein, and incorporated herein by reference.  Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The law firm of Goldfarb Seligman & Co. of Tel Aviv, Israel, has passed on the validity of the securities offered hereby. Certain legal matters with respect to U.S. federal securities laws with respect to the offered securities will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, Boston, MA.

MATERIAL CHANGES

Except as otherwise described our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and in our Reports on Form 6-K filed under the Exchange Act and incorporated by reference or disclosed herein, no reportable material changes have occurred since December 31, 2010.

WHERE YOU CAN FIND MORE INFORMATION

Our Public Filings

This prospectus is a part of a registration statement on Form F-3 that we filed with the SEC under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such, we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

We file annual and special reports and other information with the SEC (Commission File Number 000-20892). These filings contain important information which does not appear in this prospectus.

For further information about us, you may read and copy any document filed with or furnished to the SEC by us at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549, Room 1580. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the SEC on March 31, 2011;

•	Our GAAP financial statements as of and for the three-month period ended March 31, 2011 that are attached to our Report on Form 6-K furnished to the SEC on May 4, 2011; and

•
The description of our ordinary shares contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 17, 1991 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed or furnished after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.  Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We shall provide to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, upon written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to:

Attunity Ltd.
Kfar Netter Industrial Park, POB 3787
Kfar Netter 40593, Israel
Attn.: Company Secretary
Telephone number (+972) 9-899-3000

You may also obtain information about us by visiting our website at http://www.attunity.com. Information contained in our website is not part of this prospectus.

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual reports and other information with the SEC.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant.  We prepare our financial statements in United States dollars and in accordance with U.S. GAAP.  Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Information contained in such website is not part of this prospectus.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a final U.S. judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed our subsidiary, Attunity Inc. as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPENSES

We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part.  We estimate these expenses to be approximately $27,470, which include the following categories of expenses:

SEC registration fee	$471.46
Printing and photocopying fees	$2,000
Legal fees and expenses	$20,000
Accounting fees and expenses	$3,000
Transfer agent and registrar fees and expenses	$2,000
Total Expenses	$27,471.46

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification of Directors and Officers

Exculpation of Office Holders.  Under the Companies Law, an Israeli company may not exempt an office holder from his or her liability for a breach of the duty of loyalty to the company, but may exempt an office holder, in advance, from his or her liability, in whole or in part, for a breach of his or her duty of care to the company (except with regard to distributions), if the articles of association so provide.  Our articles of association permit us to exempt our office holders to the fullest extent permitted by law.

Office Holders’ Insurance. Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	a financial liability imposed upon him or her in favor of another person.

Indemnification of Office Holders. Under the Companies Law, we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

•
a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances;

•
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

Our articles of association include the following provisions:

•
we are authorized to undertake to indemnify an office holder prospectively in respect of an obligation or expense imposed on the office holder in respect of an act or omission performed in his or her capacity as an office holder for any financial obligation imposed on such office holder in favor of a third party by a court judgment, including a compromise or an arbitrator’s award approved by court, provided that the undertaking is limited to events which in the opinion of our board of directors are foreseeable in light of our actual operations when the undertaking to indemnify is given, limited to an amount or criteria set by the board of directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify.

•	we are authorized to indemnify our office holders retroactively.

Limitations on Exculpation, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless with respect to indemnification and insurance, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, such as if the office holder is a director, by our shareholders.

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders.

We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred.

Item 9.  Exhibits

Exhibit	Description of Exhibit

3.1	Memorandum of Association of the Registrant, as amended and restated (1)
3.2	Amended and Restated Articles of Association of the Registrant (2)
3.3	Specimen of Ordinary Share Certificate (3)
4.1
Note and Warrant Purchase Agreement dated March 22, 2004 among the Registrant and the purchasers listed on Exhibit A thereto; Form of Warrant issued in connection therewith; Form of Convertible Promissory Note issued in connection therewith; and Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (4), as amended by the First Extension Agreement, dated as of January 7, 2009 (5) and by the Second Extension Agreement, dated as of March 23, 2010 (6) and by the Third Extension Agreement, dated as of December 31, 2010 (7)

4.2
Loan Agreement dated November 2008 among the Registrant and certain directors; Floating and Fixed Charge Agreements dated November 2008 among the Registrant and certain directors; and Inter-Creditor Agreement dated November 2008 among the Registrant, certain directors and Plenus (8) as amended by Amendment to the Loan Agreement, dated March 31, 2009 (9)

5.1	Opinion of Goldfarb Seligman & Co. regarding legality of the securities being registered*
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global*
23.2	Consent of Goldfarb, Seligman & Co. (contained in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)**
________________

(1)	Filed as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(3)	Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed with the SEC on January 25, 2005, and incorporated herein by reference.

(4)	Filed as Items 3, 4, 5 and 6, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on March 25, 2004, and incorporated herein by reference.

(5)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

(6)	Filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(7)	Filed as Exhibit 99.2 to the Registrant’s Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 2, 2011, and incorporated herein by reference.

(8)
Filed as Exhibits 99.2, 99.3, 99.4, and 99.5, respectively, to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted to the SEC on November 26, 2008, and incorporated herein by reference.

(9)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

*	Filed herewith.
**	Previously filed.

Item 10.  Undertakings

The undersigned Registrant hereby undertakes:

(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

 Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it complies with all of the requirements for filing on Form F-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Israel, on July 11, 2011.

ATTUNITY LTD

By:	/s/ Dror Harel-Elkayam
Name: Dror Harel-Elkayam
Title: Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Shimon Alon Shimon Alon	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	July 11, 2011

/s/ Dror Harel-Elkayam Dror Harel-Elkayam	Chief Financial Officer and Secretary (Principal Accounting Officer)	July 11, 2011

/s/ * Dov Biran	Director	July 11, 2011

/s/ * Dan Falk	Director	July 11, 2011

/s/ * Tali Alush-Aben	Director	July 11, 2011

/s/ * Gil Weiser	Director	July 11, 2011

_________ Ron Zuckerman	Director

Attunity Inc. By: /s/ Dror Harel-Elkayam Name: Dror Harel-Elkayam Title: Chief Financial Officer and Secretary	Authorized Representative in the United States	July 11, 2011

* By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam
(Attorney-in-Fact)

EXHIBIT 5.1

  GOLDFARB SELIGMAN & CO.
Electra Tower
98 Yigal Alon Street

Tel Aviv, 67891, Israel
Telephone (972-3) 608-9999
Fax (972-3) 608-9909

July 11, 2011

Attunity Ltd.
Kfar Netter Industrial Park
POB 3787
Kfar Netter 40593
Israel

Re:	Attunity Ltd. - Registration Statement on Form F-3

Dear Sirs:

         We have acted as special Israeli counsel for Attunity Ltd, an Israeli company (the “Company”), in connection with the Registration Statement on Form F-3 (the “Registration Statement”) to be filed on the date hereof with the Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Act”) relating to the disposition by the selling shareholders of 5,850,081 ordinary shares, par value NIS 0.1 per share, of the Company (the “Ordinary Shares”), of which (i) 3,276,396 Ordinary Shares (the “Loan Shares”) were issued to certain of the selling shareholders pursuant to a Loan Agreement, dated November 25, 2008 (as amended from time to time, the “Loan Agreement”); (ii) 1,638,197 Ordinary Shares are issuable upon exercise of warrants (the “Loan Warrants”) issued to certain of the selling shareholders pursuant to the Loan Agreement; (iii) 699,046 Ordinary Shares are issuable upon exercise of rights (the “Note Rights”) issued to certain of the selling shareholders pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004 (as amended from time to time, the “Note Agreement”); and (iv) 236,442 Ordinary Shares (the “Note Shares”) were issued to certain of the selling shareholders upon exercise of the Note Rights and certain warrants (the “Note Warrants”) issued to certain of the selling shareholders pursuant to the Note Agreement.

        We are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel.

        In connection with this opinion, we have examined such corporate records, other documents and such questions of Israeli law as we have considered necessary or appropriate for the purposes of this opinion. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact related to this opinion, we have relied upon certificates or comparable documents, or upon statements, of officers of the Company and upon certificates of government officials.

         Based upon and subject to the foregoing, we are of the opinion that: (1) the Loan Shares and the Note Shares are duly authorized, validly issued, fully paid and non-assessable; (2) the Ordinary Shares issuable upon exercise of the Loan Warrants have been duly authorized for issuance and, upon exercise of the Loan Warrants and payment therefor in accordance with the terms of the Loan Warrants, will be validly issued, fully paid and non-assessable; and (3) the Ordinary Shares issuable upon exercise of the Note Rights have been duly authorized for issuance and, upon exercise of the Note Rights and payment therefor in accordance with the terms of the Note Rights, will be validly issued, fully paid and non-assessable.

        We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the reference to our firm in the section of the prospectus entitled “Legal Matters.” This consent is not to be construed as an admission that we are a party whose consent is required to be filed as part of the Registration Statement under the provisions of the Act.

Very truly yours, /s/ Goldfarb Seligman & Co. —————————————— Goldfarb Seligman & Co.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

         We consent to the reference to our firm under the caption “Experts” in this Amendment No 1 to the Registration Statement on Form F-3 and related Prospectus of Attunity Ltd for the registration of 5,850,081 of its ordinary shares and to the incorporation by reference therein of our report dated March 31, 2011, with respect to the consolidated financial statements of Attunity Ltd, included in its Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay and Kasierer KOST FORER GABBAY & KASIERER
July 11, 2011	A Member of Ernst & Young Global